

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2014

<u>Via E-mail</u>
D. Jamie Macdonald
Chief Executive Officer
INC Research Holdings, Inc.
3201 Beechleaf Court, Suite 600
Raleigh, North Carolina 27604

Re: INC Research Holdings, Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted September 9, 2014
CIK No. 0001610950

Dear Mr. Macdonald:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Summary and Pro Forma Consolidated Financial Data, page 15</u>
<u>Selected and Pro Forma Consolidated Financial Data, page 60</u>

<u>Use of Proceeds, page 49</u>

1.   Please refer to pro forma adjustment (5). Per (a) of pro forma adjustment (5) on page 61, it appears that your historical interest expense is adjusted for the refinancing of your senior secured credit facilities. Please revise the first sentence to clarify that the pro forma information also gives effect to such refinancing.

Note 2. Financial Statement Details, Goodwill and intangibles, page F-60

2.   We note your response to comment 6. Please revise the "June 30, 2013" reference to "June 30, 2014." In addition, we note the useful lives of "Proprietary software" but it is not presented in the intangible table on page F-59. Please revise or advise.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Dean Suehiro, Senior Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Heather L. Emmel, Esq.
    Weil, Gotshal & Manges LLP